SCOPIFY

Finally! Scope- and budget-ready clients for residential architects


Recorded June 2026

app.scopifyapp.com Montclair, NJ

Highlights

1. Founder's own practice Q4'25-Q3'26 traction: 41 qualified consults, 15 new clients = 36% conversion.
2. Upstream platform in a ~$1T market with no known direct category competitor.
3. Architects pay $99/mo + $399 per completed consultation — never for raw leads.
4. Cost engine calibrates project costs to market rates in all 40,000+ ZIP codes in the U.S.
5. Homeowners see real construction costs before spending a dollar on design or material deposits.
6. Bootstrapped by the founder's profitable architecture practice — low burn.
7. Built-in qualification filters out projects homeowners can't afford before they reach architects.
8. Across 6 projects from 4 architects, Scopify estimates landed within 2–5% of contractor bids.

Featured Investor

R Robert Newhouse
Syndicate Lead

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Invested $5,000

Rob is a Managing Director at Wells Fargo Securities and has spent 25+ years building electronic marketplaces. He has been a startup founder and early-stage entrepreneur, and has helped multiple formative companies reach success.

"I'm backing Scopify because it fixes a problem I've watched friends and neighbors live through. Homeowners pay for designs before anyone can tell them what the project will actually cost. Too often the real number shows up only after the drawings are done and the money is spent.

I work in electronic trading, where price transparency before you commit is taken for granted. Home construction works the other way around. Scopify moves cost clarity to the start of the process. Homeowners get localized construction pricing and a defined scope before they hire anyone, and architects get clients whose budgets fit their plans."

& 22 more

Team



Michael Sweebe Founder & CEO

30+ years as a practicing architect, watching homeowners burn through $10-40K on drawings only to discover they couldn't afford to build. Built Scopify to fix that dysfunction.





John Driscoll Non-Positioned Advisor on Marketing and App Development

Taking Hundreds of Startups from $0 to $1M in 12 Months



Dr. Su Zhang Non-Positioned Academic Advisor for Construction Cost Modeling

Continuing to develop advanced algorithms and cost mapping for estimating and forecasting construction cost indices, nationally and hyper-locally.

Pitch Deck


Scopify
The Home Project Journey, Enlightened.
October 2026

Claim Future Equity in the Upstream Platform Homeowners Use Before They Hire an Architect or Builder

Why Our Founder, Michael Sweebe, Built Scopify

In his own words:

I grew up in an illegal apartment in Toledo, Ohio.

Not "illegal" because of anything my mother did wrong. Illegal because there were no operable windows. Most rooms had no windows at all, including bedrooms. Because of lack of windows, there was no exhaust to the exterior for the kitchen and bathroom.

My single mom was doing her best with what she had, raising me in near-literal darkness.

At 9 years old, I started drawing floor plans.

Not because I understood building codes or knew our apartment was deficient. I drew them because I'd visit friends' houses — houses with windows, with light, with families that felt *whole* — and I wanted to design that for me and my mom.

I didn't know it then, but I was trying to architect my broken family back together. My tool was a pencil and paper. My dream was a home where everything worked the way it was supposed to, where a family lived the way it wanted to, where a family could enjoy being and growing together.

Forty-six years later, I understand what that 9-year-old boy was really doing: he was trying to help his mom survive. He transferred that instinct into a career helping families with their challenges, assisting them on a path to thrive.

I became an architect.

Thirty years of practice. Hundreds of homeowners who trusted me to transform their spaces — and through those spaces, their lives, their identities, their dreams.

But here's what I couldn't escape: the dysfunctional system of the home renovation design and construction industry. Not because designers can't design or builders can't build, but because the mandatory intel needed for homeowners to have project clarity has always been gatekept and only revealed when it's too late for homeowners to catch it.

I watched clients spend $20,000 on drawings, attend dozens of meetings, invest months of hope — only to discover in the 11th hour they couldn't afford to build what we'd designed. No refund. No recourse. Just heartbreak.

Projects shelved. Trust shattered. Families plunged into financial dire straits.

And I got paid anyway. And that shame stayed with me. Because those clients weren't

abstractions. They were versions of my mother — people trying to create wholeness for their families with limited resources and no information.

People navigating in the dark.

I spent 30 years inside a system that extracts money from homeowners *before* giving them the one thing they needed most for a successful project: scope and cost clarity.

The industry can't afford to educate homeowners upfront.

Service providers don't track what it costs to bring scope and cost clarity to homeowners who aren't ready for their projects. Most don't even attempt to bring clarity. Instead, everyone kicks it downstream, fighting fires that should never have been lit.

So, after three decades of practice, I'm breaking the old habit of using the broken system as the only way to serve homeowners. I can't watch another family burn through their savings chasing a dream that was never financially viable.

I can't be complicit anymore.

Through focusing on Scopify full-time, I can serve homeowners the way they should be served — respectfully.

Scopify gives homeowners what they need *before* they spend a dime on drawings or building materials: hyper-localized construction cost intelligence, scope definition tools, and connection to vetted architects and, ultimately, contractors — but only when they're ready. Scope-ready. Budget-ready. Enlightened.

The Home Project Journey, Enlightened.

That tagline isn't accidental. I grew up in darkness. I built a career helping people step into the light.

Now, I've built the tool that ensures families take on their projects from a starting point that is illuminated.

This is personal. It always was.

—Mike Sweebe, RA, AIA; Founder & CEO, Scopify LLC